# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 12/31/2025
Amends the filing with accession number 0000898432-25-000785
Filed by CIK 0001745437
Persons authorized to receive notices and communications: Christine Krentz, 4 Gatehall Drive, Parsippany, New Jersey (NJ), 07054, (908) 409-6700

## Reporting persons
- Patel Dipan (CIK 0001745437): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 16,904,263; shared voting power 0; sole dispositive power 16,904,263; shared dispositive power 0; aggregate amount beneficially owned 16,904,263 (5.4% of the class)
  Comment: The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 314,629,101 shares of Class A Common Stock outstanding, as disclosed in the New Issuer's Annual Report on Form 10-K, filed on February 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Crossing Blvd, Bridgewater, New Jersey (NJ), 08807

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the "Initial 13D" and, as amended and supplemented through the date of this Amendment No. 5, the "Schedule 13D"), by the Reporting Person relating to Class A Common Stock of the New Issuer. Capitalized terms used but not defined in this Amendment No. 5 shall have the meanings set forth in the Schedule 13D.

Between November 14, 2024 and December 31, 2025, trusts controlled by the Reporting Person sold 6,924,729 shares of Class A Common Stock in open market transactions at prices per share between $7.74 and $12.42.

## Item 5. Interest in Securities of the Issuer
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 314,629,101 shares of Class A Common Stock outstanding, as disclosed in the New Issuer's Annual Report on Form 10-K, filed on February 27, 2026:

Reporting Person - Dipan Patel
Amount Beneficially Owned - 16,904,263
Percent of Class - 5.4
Sole power to vote or to direct the vote - 16,904,263
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 16,904,263
Shared power to dispose or to direct the disposition - 0

The Reporting Person may be deemed to beneficially own 16,904,263 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 of this Amendment No. 5 is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Patel Dipan: Dipan Patel, Patel Dipan (03/26/2026)